 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021
Commission File Number 001-39684

CI Financial Corp.
(Translation of registrant’s name into English)

15 York Street, 2nd Floor Toronto, Ontario, Canada M5J 0A3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 99.1 and 99.2 to this Form 6-K of CI Financial Corp. (the “Company”) are hereby incorporated by reference as exhibits to the Registration Statements on Form F-10 (File No. 333-251032) and Form S-8 (File No. 333-253489) of the Company, as amended or supplemented.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Interim Condensed Consolidated Financial Statements for the nine months ended September 30, 2021
99.2	Management's Discussion and Analysis of Results of Operations and Financial Condition for the nine months ended September 30, 2021
99.3	Form 52-109F2, Certification of Interim Filings (CEO)
99.4	Form 52-109F2, Certification of Interim Filings (CFO)
99.5	Press Release dated November 11, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CI Financial Corp.
(Registrant)
Date:	November 12, 2021	By:	/s/Edward Kelterborn
			Name:	Edward Kelterborn
			Title:	Chief Legal Officer

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